SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2004

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Board Appointment



FOR IMMEDIATE RELEASE

16 December 2004



PRUDENTIAL PLC BOARD APPOINTMENT



Prudential plc announced today that Keki Dadiseth will join the board as a non-executive director on 1st April 2005.

Mr Dadiseth is Global Division Director, Unilever Home and Personal Care, and has been a main board director of Unilever since 2000.

Sir David Clementi, Chairman of Prudential, said "I am delighted to welcome Keki to the board. His knowledge and experience of Asian markets will be of great value."



                                     -ENDS-

Enquiries to:


Media                                         Investors/Analysts

Clare Staley               020 7548 3719      Rebecca Burrows     020 7548 3537
Joanne Davidson            020 7548 3708      Marina Lee-Steere   020 7548 3511



Notes to Editors

Keki Dadiseth - biographical details.

Keki Dadiseth joined Hindustan Lever (India) in 1973 as Manager of the Internal Auditor's Department. He became Commercial Manager then Financial Controller before being seconded to Unilever HQ (London) in 1984 for three years.

Returning to India in 1987 he took up the position of Vice President of the Hindustan Lever Management Committee, progressing to Executive Director and Head of Detergents to Vice Chairman and Managing Director, becoming Chairman of Hindustan Lever in 1996.

In 2000 Mr Dadiseth returned to Unilever HQ in London to take up the position of Director, becoming Global Division Director of Home and Personal Care in 2001.

Outside Unilever, he is non-executive director of the Indian Hotels Co., a member of the International Advisory Board of Daimler Chrysler AG and Chairman of the FMCG Committee of the Federation of Indian Chambers of Commerce & Industry.

Married with a daughter, Mr Dadiseth enjoys reading and music in his spare time.



* Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has over GBP170 billion in assets under management, as at 30 June 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 December, 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley

                                              Clare Staley
                                              Head of Group Media Relations